UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                PHOTOMATRIX, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                     719350
                                 (CUSIP Number)

        OTTO E. SORENSEN, 600 W. Broadway, Ste. 2600, San Diego, CA 92101
                                 (619) 699-2534
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 5, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 719350

1.   NAME OF REP0RTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James P. Hill
     Gale H. Hill

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  ____
     (b)  ____

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,580,176

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,580,176

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,580,176

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILING OUT*
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer:

Title and class of equity securities to which the statement relates:

     Common Stock

Name and Address of the Principal Executive Offices of the Issuer:

     Photomatrix, Inc.
     1958 Kellogg Avenue
     Carlsbad, CA  92008

Item 2.   Identity and Background

     (a)  Name:

     James P. Hill
     Gale H. Hill

     (b)  Address:

     2215 Willow St.
     San Diego, CA  92106

     _____________________
     _____________________

     (c)  Occupation and Principal Business Address:

     Attorney
     Sullivan, Hill, Lewin, Rez, Engel & Labazzo
     2215 Willow St.
     San Diego, CA  92106

     ___________________________________
     ___________________________________
     ___________________________________

     (d) Whether or not, during the last five years, Mr. Hill or Mrs. Hill have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          Mr. and Mrs. Hill have not, during the last 5 years, been convicted in
          a  criminal  proceeding   (excluding  traffic  violations  or  similar
          misdemeanors).

     (e) Whether nor not, during the last five years, Mr. Hill or Mrs. Hill were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          Mr. Hill and Mrs. Hill have not, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f)  Citizenship:

          United States

Item 3.   Source and Amount of Funds or Other Consideration:

          Mr. Hill received 1,410,352 shares as a result of a merger between Photomatrix Acquisition, Inc., a wholly-owned subsidiary of
          Photomatrix,  Inc.  and  I-PAC  Manufacturing,   Inc.  ("I-PAC").  The
          1,410,352 shares have been issued in the name of James P. Hill, Trustee of the Hill Family Trust DTD September 14, 1988. Mr. Hill and Mrs. Hill are trustees of the trust. Effective on the date of merger, June 5, 1998, Mr. Hill became a Director of Photomatrix, Inc. In addition, 168,824 shares were issued as part of the merger to Loma Services Corporation. Finally, Loma Services Corporation Money Purchase Pension Plan is the holder of 1,000 shares purchased on the open market. Mrs. Hill is the sole shareholder of Loma Services Corporation. Mr. and Mrs. Hill are the sole beneficiaries of the Loma Services Corporation Money Purchase Pension Plan.

Item 4.   Purpose of Transaction:

          The transaction requiring this report was the merger of Photomatrix Acquisition, Inc. and I-PAC in which Mr. Hill received shares of Common Stock of Photomatrix, Inc. in exchange for his ownership interest in I-PAC. Mr. and Mrs. Hill do not have any present plans to:
          (a) acquire any additional securities; or (b) engage in any extraordinary corporate transactions such as mergers, reorganizations or liquidations of the issuer; (c) sell or transfer any assets of the issuer; (d) effect a change in the present Board of Directors or management of the issuer, including changing the number or term of directors or to fill existing vacancies on the Board; (e) materially change the present capitalization or dividend policy of the issuer;

          (f) materially  change the issuer's  business or corporate  structure;
          (g) change the issuer's Articles of Incorporation, Bylaws or related instruments or conduct other actions to impede the acquisition or control of the issuer by any persons; (h) cause a class of securities of the issuer to be delisted from the New York Stock Exchange;
          (i) effect a change which would result in a class of equity securities of the issuer to become eligible for termination of registration under
          Section 12(g) of the Securities Exchange Act of 1934; or (j) conduct any action similar to those discussed above.

Item 5.   Interest in Securities of the Issuer:

          (a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Hill is 1,580,176 which represents 15.9% of the total outstanding shares of Common Stock of the issuer. The number 1,580,176 includes 1,410,352 shares held in the name of the Hill Family Trust and 168,824 shares owned by Loma Services Corporation and 1,000 shares owned by the Loma Services Corporation Money Purchase Pension Plan . Mr. Hill and Mrs. Hill are the trustees of the Hill Family Trust; Mrs. Hill is the sole shareholder of Loma Services Corporation. Mr. and Mrs. Hill are the beneficiaries of the Loma Services Corporation Money Purchase Pension Plan.

          (b) Mr. Hill and Mrs. Hill have the sole power to vote or direct the vote, dispose or direct the disposition of the shares of Common Stock held by the Hill Family Trust, Loma Services Corporation or the Loma Services Corporation Money Pension Plan.

          (c) Other than the receipt of the shares of Common Stock in the merger and the purchase of 1,000 shares by Loma Services Corporation Money Purchase Pension Plan, no transactions in the Common Stock of the issuer have been effected during the past 60 days by Mr. Hill or Mrs. Hill.

          (d) Mr. Hill and Mrs. Hill have the right to receive and the right to direct the receipt of the benefits of dividends from the Company and the proceeds from any sale of the Company's Common Stock with regard to shares held by the Hill Family Trust, Loma Services Corporation and the Loma Services Corporation Money Pension Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer:

          Registration  Rights  Agreement  between  Photomatrix,  Inc.  and  Mr.
          Hill.

Item 7.   Material to be Filed as Exhibits.

          Registration Rights Agreement previously filed and incorporated herein by reference.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         June 16, 1998


                                         ----------------------------------
                                         James P. Hill

                                         ----------------------------------
                                         Gale H. Hill